

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2015

Via E-mail
Jan Alston
President and CEO
CMX Gold & Silver Corp.
31 Stranraer Place SW
Calgary, Alberta, Canada T3H 1H5

> **Re: CMX Gold & Silver Corp.**
> **Amended Offering Statement on Form 1-A**
> **Filed December 14, 2015**
> **File No. 024-10490**

Dear Mr. Alston:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2015 letter.

Plan of Distribution, page 10

1. We note your response to comment 2 and revised disclosure stating that you anticipate several closings to allow access to investor funds in stages. It is unclear if and how you intend to restrict your ability to access funds delivered with subscriptions. Please revise to clarify, if true, that funds will be delivered to you and available for your use upon receipt. Please also confirm to us your understanding that the terms of this continuous offering are not subject to change at the time of separate "closings."

You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining